KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

March 1, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Grupo Minsa, S.A. de C.V.*
12g3-2(b) Submission
File No.: 82-4453

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Grupo Minsa, S.A. de C.V. (the "Company") to supplement its application for reinstatement of its exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's (i) report to Bolsa Mexicana de Valores, S.A. de C.V. regarding the Company's fourth quarter results and (ii) press release discussing the same.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Kenneth G.M. Mason, Esq.

minsa

GRUPO MINSA ANNOUNCES ITS FOURTH QUARTER 2003 RESULTS

Tlalnepantla, Mexico, February 26, 2004 – Grupo Minsa, S.A. de C.V. (BMV: MINSAC) announced today its results for the fourth quarter of 2003.

Macroeconomic and Industry Environment

The most important external factors affecting the development of the industry in general, are the following:

Unemployment levels in Mexico increased during 2003, reaching 3.4% (as per INEGI – *Instituto Nacional de Estadística, Geografía e Informática).*

As a result of government measures, corn–related products continue to lose competitiveness; while corn imports are under control, limited and burdened with tariffs of up to 72%. The closed border creates bullish pressure over national prices increasing production costs and generating inflation levels that are way above other competitive products. Wheat, the main competitor of corn, continues to be imported without any limitations and with zero tariffs, which has caused the loss of competitiveness of the corn chain in the last few years.

The disorderly growth of the black market economy gravely influences the formally established industry, negatively affecting investment within the industry. Furthermore, the shift to informality significantly reduces controls, thus affecting the federal government's tax revenues.

The 2004 Expenditure Law instructs the federal government to institute a Regulating Board for the Corn-Tortilla chain, a crucial factor for slowing down the deterioration of the entire chain. However, there are currently no initiatives to drive this ordinance, which is key for the future of the industry.

The lack of certainty regarding the defining of the national price of corn generates serious planning problems in the production chain. The intervention of SAGARPA (*Secretaría de Agricultura, Ganadaria Desarrollo Rural, Pesca y Alimentación)* via ASERCA (*Apoyos y Servicios a la Comercialización Agropecuaria)*, obligates buyers of national corn to pay prices that are higher than international levels and way above inflation.

The agreements between governmental authorities and the industry, with the purpose of enriching and fortifying the tortilla via the addition of vitamins and minerals, have not been met by traditional millers. In addition, the government has not followed through on this agreement, which represents a lost opportunity in resolving an important part of the nutritional problems of the most needy classes.

Another problem affecting the Mexican food industry is the illegal entry of food within Mexico's borders. This generates an annual tax evasion figure of approximately Ps. 100 billion.

In the past few months, there have been recurring complaints from producers for alleged smuggling of sugar, beans, corn, rice, coffee, powered milk, beef and chicken, which implies significant losses for them and for the country.

Food smuggling is most common in the northern border region and in Puerto de Veracruz where, via judge protection, there are sanitary violations, which not only puts consumer health at risk, but also provokes non-compliance in the payment of tariffs.

Discussion and Analysis of the Company's Results

Volume

Grupo Minsa's consolidated sales volume for the fourth quarter 2003 was 148,223 metric tons, 1.8% less than the figure reported during the fourth quarter of 2002. However, this represented a 1.5% increase with respect to the third quarter of 2003.

Prices

During the fourth quarter 2003, the average price reached Ps. 3,675.56 per metric ton, up Ps. 297.20 or 8.8% in relation to the fourth quarter 2002. When compared to the third quarter 2003, the average price was Ps. 7.37 or 0.2% less due to the product sales mix.

Net Sales

The Company's consolidated net sales in 4Q03 were Ps. 544.8 million, which was Ps. 34.8 million or 6.8% above the sales obtained during fourth quarter 2002, and Ps. 7.2 million or 1.3% higher than in third quarter 2003. This rise was mainly due to the increase in volume as explained above.

Cost of Goods Sold

Cost of goods sold for the fourth quarter of 2003 was Ps. 422.2 million, Ps. 13.1 million or 3.2% higher than in the fourth quarter of 2002. However, when compared to the third quarter of 2003, this figure decreased by Ps. 9.8 million or 2.3% mainly as a result of lower corn costs.

Operating Expenses

Operating expenses for the fourth quarter 2003 were affected by a reclassification of expenses for Ps. 14.1 million. Therefore, in comparative terms operating expenses were Ps. 113.1 million, which was Ps. 5.6 million or 4.7% less than those incurred during the fourth quarter of 2002, but Ps. 1.4 million or 1.3% greater when compared to the third quarter 2003.

Operating Income

The Company reported operating income of Ps. 23.6 million during the fourth quarter of 2003, affected by Ps. 14.1 million of non-recurring income, compared to an operating loss of Ps. 17.8 million reported for the fourth quarter of 2002 and an operating loss of Ps. 6.1 million reported for the third quarter 2003. This operating profit for the fourth quarter of 2003 was a result of the Company's performance as described above.

The gross margin went from 19.8% in the fourth quarter 2002 to 19.6% in the third quarter of 2003, to finally 22.5% for the fourth quarter of 2003.

Comprehensive Cost of Financing

The comprehensive cost of financing for the fourth quarter of 2003 was Ps. 40.9 million, which was Ps. 27.3 million higher than the figure reported for the fourth quarter of 2002 due to the fact the Company capitalized the interest for all of 2002 upon signing the debt restructuring agreement. Compared to the third quarter 2003, the comprehensive cost of financing decreased by Ps. 26.1 million due to the fact that the devaluation was 6% in the third quarter 2003, compared to a devaluation of 1.4% at the close of the fourth quarter 2003. This figure was affected by non-recurring income mentioned in the previous paragraph.

Net Result

The Company reported a consolidated net loss of Ps. 73.9 million for the fourth quarter of 2003, which shows a favorable variance of Ps. 27.8 million when compared to the net loss of Ps. 101.7 million reported for the fourth quarter of 2002. This result was a Ps. 2.5 million improvement from the Ps. 76.4 million net loss reported in the third quarter of 2003. This is attributed to the increase in operating income, the lower exchange rate fluctuation and a lower loss in monetary position.

EBITDA

EBITDA for fourth quarter 2003 was Ps. 61.4 million, Ps. 37.8 million greater than the fourth quarter 2002 and Ps. 30.1 million greater when compared to the third quarter 2003. This increase is due to the Company's operating performance throughout the quarter and the year.

Balance Sheet

Minsa's consolidated total assets were Ps. 2,450.3 million as of December 31, 2003, which was Ps. 376.4 million bwer than the figure reported as of December 31, 2002. This decline is primarily a result of the decrease in inventories due to the fact the Company acquired a large quantity of inventory due to the uncertainty of corn prices in 2003; this was consumed during the first quarter of 2003.

Accounts receivable maintained the average levels presented during the last three quarters due to the strict vigilance of the credit committee.

Consolidated total liabilities at the close of the fourth quarter were Ps. 1,235.1 million. The Company's total interest-bearing liabilities were Ps. 1,017.7 million, Ps. 19.2 million less than the Ps. 1,036.9 million reported as of December 31, 2002 due to the capital amortization of US$4.0 million as specified in the debt restructuring agreement signed in April 2003. The company's financial leverage (total interest-bearing liabilities / *shareholders' equity*) was 0.84x; the *current ratio* (*current assets / short-*term liabilities) was 1.57x.

The Company's shareholders' equity was Ps. 1,215.2 million as of December 31, 2003, which was Ps. 176.8 million below the figure reported as of December 31, 2002.

Company Description

Minsa is the second-largest producer of corn flour for tortilla production in Mexico. Founded in October of 1993, Minsa owns six corn flour plants in Mexico, located in the states of Mexico, Jalisco, Sinaloa, Veracruz, Chiapas and Coahuila; two in the U.S., located in Muleshoe, Texas and Red Oak, Iowa; and one in Jutiapa, Guatemala.

Contacts in Mexico:

Javier Eguía Lis
Investor Relations
Tel: (5255) 5722-1924
javier.eguia@grupominsa.com.mx

Guillermo Turincio
Chief Financial Officer
Tel: (5255) 5722-1925

Grupo Minsa, S.A. de C.V.

Contacts in New York:

Melanie Carpenter
Maria Barona

i-advize Corporate Communications, Inc.
Tel: (212) 406-3690
minsa@i-advize.com

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES
(Millions of Mexican pesos of December 31, 2003 purchasing power)

Financial Highlights

4th. Quarter		Difference		Income Statement	Jan. 1 - Dec. 31		Difference	
2002	2003	MMPs	%		2002	2003	MMPs	%
150,950	148,223	(2,727)	-1.8%	Sales Volume (Metric Tons)	592,628	579,705	(12,923)	-2.2%
510.0	544.8	34.8	6.8%	Net Sales	2,039.2	2,106.7	67.5	3.3%
100.8	122.6	21.7	21.5%	Gross Profit	456.6	428.3	(28.3)	-6.2%
(17.8)	23.6	41.4	NA	Operating Profit	(4.3)	(4.5)	(0.2)	5.0%
				Comprehensive Financing Cost				
3.1	25.7	22.6	740.8%	Interest Expense	80.4	104.5	24.2	30.1%
(1.0)	14.0	14.9	NA	(Interest Income)	(5.3)	(3.2)	2.1	-40.2%
11.4	12.8	1.3	11.8%	Foreign Exchange Loss (Gain)	83.5	65.1	(18.4)	-22.0%
0.1	(11.5)	(11.6)	NA	Monetary Position Loss (Gain)	(18.5)	(28.8)	(10.2)	55.1%
13.6	40.9	27.3	199.8%	Total	140.0	137.7	(2.3)	-1.6%
26.9	51.8	24.9	92.6%	Other Expenses (Income)	49.0	72.9	23.9	48.9%
(21.4)	0.0	21.4	-100.0%	Special Item	(21.4)	0.0	21.4	-100.0%
(63.4)	0.0	63.4	-100.0%	Discontinued Operations	(93.6)	0.0	93.6	-100.0%
(101.7)	(73.9)	27.8	-27.4%	Net Profit	(266.9)	(219.8)	47.1	-17.6%
(0.65)	(0.47)	0.18	-27.4%	Earnings per share (1)	(1.71)	(1.41)	0.30	-17.6%
(0.58)	(0.42)	0.16	-27.4%	Earnings per ADS (2)	(1.53)	(1.26)	0.27	-17.6%
41.4	37.8	(3.6)	-8.6%	Depreciation and amortization	146.6	147.9	1.4	0.9%
23.5	61.4	37.8	160.6%	EBITDA (3)	142.3	143.4	1.1	0.8%

(1) Ps per share based on 155,641,049 outstanding shares as of 12/31/03
(2) US$ per ADS based on 15,564,105 equivalent outstanding ADSs, exchange rate as of 12/31/03 = 11.1998 Ps/US$

September	December	Difference		Balance Sheet	December 31		Difference	
2003	2003	MMPs	%		2002	2003	MMPs	%
				ASSETS				
40.2	68.0	27.7	68.9%	Cash	54.2	68.0	13.8	25.4%
183.3	183.3	0.1	0.0%	Trade Receivables	189.7	183.3	(6.4)	-3.4%
83.4	74.9	(8.5)	-10.2%	Inventories	304.6	74.9	(229.7)	-75.4%
0.0		0.0	NA	Total Current Assets Discontinued Operations	0.0		0.0	NA
643.1	482.0	(161.1)	-25.1%	Total Current Assets	774.3	482.0	(292.3)	-37.7%
0.0		0.0	NA	Fixed Assets Discontinued Operations	0.0		0.0	NA
1,554.7	1,545.0	(9.6)	-0.6%	Fixed Assets	1,582.4	1,545.0	(37.4)	-2.4%
2,636.9	2,450.3	(186.6)	-7.1%	Total Assets	2,826.7	2,450.3	(376.4)	-13.3%
				LIABILITIES				
164.7	126.2	(38.5)	-23.4%	Trade Payables	138.9	126.2	(12.7)	-9.2%
47.9	91.8	43.9	91.7%	Short-Term Loans	61.1	91.8	30.7	50.2%
0.0		0.0	NA	Total Current Liabilities Discontinued Operations	0.0		0.0	NA
332.8	306.1	(26.7)	-8.0%	Total Current Liabilities	458.9	306.1	(152.8)	-33.3%
1,024.2	925.9	(98.3)	-9.6%	Long-Term Loans	975.8	925.9	(50.0)	-5.1%
1,357.0	1,235.1	(121.9)	-9.0%	Total Liabilities	1,434.7	1,235.1	(199.6)	-13.9%
1,279.9	1,215.2	(64.7)	-5.1%	STOCKHOLDERS' EQUITY	1,392.0	1,215.2	(176.8)	-12.7%

4th. Quarter		Difference		Other Financial Information	Jan. 1 - Dec. 31		Difference	
2002	2003	MMPs	%		2002	2003	MMPs	%
(60.3)	(36.1)	24.3	-40.2%	Gross Operating Cash Flow	(120.4)	(71.9)	48.5	-40.3%
(136.4)	118.2	254.6	NA	Decrease (Increase) in Working Capital	(30.4)	122.6	152.9	NA
				Financing:				
0.0	0.0	0.0	NA	Issuance of Capital Stock	0.0	0.0	0.0	NA
79.2	(54.4)	(133.5)	NA	Loans Obtained (Paid) - Net	109.7	(19.3)	(129.0)	NA
79.2	(54.4)	(133.5)	NA	Total	109.7	(19.3)	(129.0)	NA
23.5	61.4	37.8	160.6%	EBITDA (3)	142.3	143.4	1.1	0.8%

(3) Operating profit + depreciation and amortization

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES
(Millions of Mexican pesos of December 31, 2003 purchasing power)

Financial Highlights

Income Statement				
	3th. Q 2003	4th. Q 2003	Difference MMPs	Difference %
Sales Volume (Metric Tons)	145,982	148,223	2,241	1.5%
Net Sales	537.6	544.8	7.2	1.3%
Gross Profit	105.6	122.6	17.0	16.1%
Operating Profit	(6.1)	23.6	29.6	NA
Comprehensive Financing Cost				
Interest Expense	23.7	25.7	2.0	8.3%
(Interest Income)	(0.4)	14.0	14.4	NA
Foreign Exchange Loss (Gain)	50.9	12.8	(38.2)	-74.9%
Monetary Position Loss (Gain)	(7.2)	(11.5)	(4.3)	60.1%
Total	67.0	40.9	(26.1)	-39.0%
Other Expenses (Income)	3.3	51.8	48.6	1476.5%
Special item	0.0	0.0	0.0	NA
Discontinued Operations	0.0	0.0	0.0	NA
Net Profit	(76.4)	(73.9)	2.5	-3.3%
Earnings per share (1)	(0.49)	(0.47)	0.02	-3.3%
Earnings per ADS (2)	(0.44)	(0.42)	0.01	-3.3%
Depreciation and amortization	37.4	37.8	0.4	1.0%
EBITDA (3)	31.3	61.4	30.0	95.8%

(1) Ps per share based on 155,641,049 outstanding shares as of 12/31/03

(2) US$ per ADS based on 15,564,105 equivalent outstanding ADSs, exchange rate as of 12/31/03 = 11.1998 Ps/US$

Other Financial Information				
	3th. Q 2003	4th. Q 2003	Difference MMPs	Difference %
Gross Operating Cash Flow	(39.0)	(36.1)	2.9	-7.5%
Decrease (Increase) in Working Capital	11.4	118.2	106.8	938.2%
Financing:				
Issuance of Capital Stock	0.0	0.0	0.0	NA
Loans Obtained (Paid) - Net	38.0	(54.4)	(92.3)	NA
Total	38.0	(54.4)	(92.3)	NA
EBITDA (3)	31.3	61.4	30.0	95.8%

(3) Operating profit + depreciation and amortization

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 4 AÑO: 2003

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	ACTIVO TOTAL	2,450,270	100	2,826,651	100
2	**ACTIVO CIRCULANTE**	**481,992**	**20**	**774,283**	**27**
3	EFECTIVO E INVERSIONES TEMPORALES	67,955	3	54,189	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	183,339	7	189,710	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	72,299	3	144,031	5
6		74,871	3	304,574	11
7	OTROS ACTIVOS	83,528	3	81,779	3
8	**LARGO PLAZO**	**4,536**	**0**	**4,716**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	4,536	0	4,716	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**1,545,026**	**63**	**1,582,446**	**56**
13	INMUEBLES	798,943	33	792,268	28
14	MAQUINARIA Y EQUIPO	1,284,145	52	1,199,999	42
15	OTROS EQUIPOS	150,480	6	162,667	6
16	DEPRECIACION ACUMULADA	698,942	29	582,146	21
17	CONSTRUCCIONES EN	10,400	0	9,658	0
18	**ACTIVO DIFERIDO (NETO)**	**413,730**	**17**	**456,971**	**16**
19	**OTROS ACTIVOS**	**4,986**	**0**	**8,235**	**0**
20	PASIVO TOTAL	1,235,062	100	1,434,684	100
21	**PASIVO CIRCULANTE**	**306,056**	**25**	**458,856**	**32**
22	PROVEEDORES	126,206	10	138,940	10
23	CREDITOS BANCARIOS	91,801	7	61,107	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	12,950	1	9,504	1
26	OTROS PASIVOS	75,099	6	249,305	17
27	**PASIVO A LARGO PLAZO**	**929,006**	**75**	**975,828**	**68**
28	CREDITOS BANCARIOS	925,872	75	975,828	68
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	3,134	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	CAPITAL CONTABLE	1,215,208	100	1,391,967	100
34	PARTICIPACION MINORITARIA				
35	CAPITAL CONTABLE MAYORITARIO	1,215,208	100	1,391,967	100
36	**CAPITAL CONTRIBUIDO**	**2,664,808**	**219**	**2,664,975**	**191**
37	CAPITAL SOCIAL PAGADO	622,564	51	647,320	47
38	ACTUALIZACION CAPITAL SOCIAL	1,601,772	132	1,577,154	113
39	PRIMA EN VENTA DE	440,472	36	440,501	32
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,449,600)**	**(119)**	**(1,273,008)**	**(91)**
42	RESULTADOS ACUMULADOS Y RESERVA DE	(756,897)	(62)	(488,841)	(35)
43	RESERVA PARA RECOMPRA DE	141,563	12	141,572	10
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(614,455)	(51)	(658,825)	(47)
45	**RESULTADO NETO DEL EJERCICIO**	(219,811)	(18)	(266,914)	(19)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 4 AÑO: 2003

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**67,955**	**100**	**54,189**	**100**
46	EFECTIVO	44,936	66	25,838	48
47	INVERSIONES	23,019	34	28,351	52
18	**CARGOS DIFERIDOS**	**413,730**	**100**	**456,971**	**100**
48	GASTOS AMORTIZABLES	302,425	73	341,616	75
49	CREDITO MERCANTIL	14,867	4	14,051	3
50	IMPUESTOS DIFERIDOS	96,438	23	101,304	22
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**306,056**	**100**	**458,856**	**100**
52	PASIVOS EN MONEDA	69,502	23	49,612	11
53	PASIVOS EN MONEDA	236,554	77	409,244	89
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**75,099**	**100**	**249,305**	**100**
57	OTROS PASIVOS CIRCULANTES CON	66,250	88	64,972	26
58	OTROS PASIVOS CIRCULANTES SIN	8,849	12	184,333	74
27	**PASIVO A LARGO PLAZO**	**929,006**	**100**	**975,828**	**100**
59	PASIVO EN MONEDA	699,857	75	726,635	74
60	PASIVO EN MONEDA	229,149	25	249,193	26
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**3,134**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	3,134	100	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(614,455)**	**100**	**(658,825)**	**100**
70	RESULTADO ACUMULADO POR POSICION	(28,763)	(5)	(17,815)	(3)
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(585,692)	(95)	(641,010)	(97)

CLAVE DE COTIZACION: MINSA TRIMESTRE: 4 AÑO: 2003

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA CONSOLIDADO

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	175,936	315,427
73	FONDO PARA PENSIONES Y PRIMA DE	0	0
74	NUMERO DE FUNCIONARIOS	0	0
75	NUMERO DE EMPLEADOS	468	514
76	NUMERO DE OBREROS (*)	474	513
77	NUMERO DE ACCIONES EN CIRCULACION	155,641,049	155,641,049
78	NUMERO DE ACCIONES RECOMPRADAS	12,744,000	12,744,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA | TRIMESTRE: 4 AÑO: 2003

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS TRIMESTRAL | **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**544,875**	**100**	**507,625**	**100**
2	COSTO DE	422,307	78	388,222	76
3	**RESULTADO BRUTO**	**122,568**	**22**	**119,403**	**24**
4	GASTOS DE	99,000	18	116,549	23
5	**RESULTADO DE OPERACION**	**23,568**	**4**	**2,854**	**1**
6	COSTO INTEGRAL DE FINANCIAMIENTO	40,963	8	36,067	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(17,395)**	**(3)**	**(33,213)**	**(7)**
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(17,395)**	**(3)**	**(33,213)**	**(7)**
10	PROVISION PARA IMPUESTOS Y	4,673	1	16,178	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(22,068)**	**(4)**	**(49,391)**	**(10)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(22,068)**	**(4)**	**(49,391)**	**(10)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	16,166	3
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(22,068)**	**(4)**	**(65,557)**	**(13)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	51,841	10	9,694	2
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(73,909)**	**(14)**	**(75,251)**	**(15)**
19	PARTICIPACION MINORITARIA				
20	**RESULTADO NETO MAYORITARIO**	**(73,909)**	**(14)**	**(75,251)**	**(15)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**544,875**	**100**	**507,625**	**100**
21	NACIONALES	438,538	80	398,356	78
22	EXTRANJERAS	106,337	20	109,269	22
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**40,963**	**100**	**36,067**	**100**
24	INTERESES PAGADOS	25,683	63	29,792	83
25	PERDIDA EN CAMBIOS	12,779	31	15,251	42
26	INTERESES GANADOS	(14,012)	(34)	793	2
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(11,511)	(28)	(8,183)	(23)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**0**	**100**	**0**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**4,673**	**100**	**16,178**	**100**
32	I.S.R.	(1)	0	12	0
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	16,166	100
35	P.T.U. DIFERIDA	4,674	100	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **4** AÑO: **2003**
GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
R		Importe	Importe
36	VENTAS TOTALES	2,212,596	2,162,646
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	2,106,665	2,039,189
39	RESULTADO DE OPERACION	(4,495)	(4,281)
40	RESULTADO NETO MAYORITARIO (**)	(219,811)	(266,914)
41	RESULTADO NETO (**)	(219,811)	(266,914)

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **4** AÑO: **2003**

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,106,665**	**100**	**2,039,189**	**100**
2	COSTO DE	1,678,324	80	1,582,564	78
3	**RESULTADO BRUTO**	**428,341**	**20**	**456,625**	**22**
4	GASTOS DE	432,836	21	460,906	23
5	**RESULTADO DE OPERACION**	**(4,495)**	**0**	**(4,281)**	**0**
6	COSTO INTEGRAL DE FINANCIAMIENTO	137,742	7	140,040	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(142,237)**	**(7)**	**(144,321)**	**(7)**
8	OTRAS OPERACIONES FINANCIERAS	0	0	(5,405)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(142,237)**	**(7)**	**(138,916)**	**(7)**
10	PROVISION PARA IMPUESTOS Y	4,670	0	(41,355)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(146,907)**	**(7)**	**(97,561)**	**(5)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	(21,363)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(146,907)**	**(7)**	**(118,924)**	**(6)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	93,627	5
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(146,907)**	**(7)**	**(212,551)**	**(10)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	72,904	3	54,363	3
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(219,811)**	**(10)**	**(266,914)**	**(13)**
19	PARTICIPACION MINORITARIA				
20	**RESULTADO NETO MAYORITARIO**	**(219,811)**	**(10)**	**(266,914)**	**(13)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 4 AÑO: 2003

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,106,665**	**100**	**2,039,189**	**100**
21	NACIONALES	1,669,436	79	1,617,895	79
22	EXTRANJERAS	437,229	21	421,294	21
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**137,742**	**100**	**140,040**	**100**
24	INTERESES PAGADOS	104,526	76	80,373	57
25	PERDIDA EN CAMBIOS	65,142	47	83,499	60
26	INTERESES GANADOS	3,163	2	5,293	4
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(28,763)	(21)	(18,539)	(13)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**0**	**100**	**(5,405)**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	(5,405)	(100)
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**4,670**	**100**	**(41,355)**	**100**
32	I.S.R.	(4)	0	0	0
33	I.S.R. DIFERIDO	0	0	(42,359)	(102)
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	4,674	100	1,004	2

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 4 AÑO: 2003

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(219,811)**	**(266,914)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	119,156	211,521
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL E JERCICIC**	**(100,655)**	**(55,393)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	122,544	(30,385)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**21,889**	**(85,778)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(16,063)	109,736
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(16,063)**	**109,736**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**7,944**	**(21,288)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	13,770	2,670
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	54,185	51,519
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	67,955	54,189

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **4** AÑO: **2003**

GRUPO MINSA, SA DE CV

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**119,156**	**211,521**
13	+ DEPRECIACION Y AMORTIZACION DEL	147,919	146,560
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	83,500
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	(28,763)	(18,539)
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**122,544**	**(30,385)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	6,359	32,427
19	+ (-) DECREMENTO (INCREMENTO) EN	229,685	(236,260)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	69,969	31,677
21	+ (-) INCREMENTO (DECREMENTO) EN	(12,725)	983
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(170,744)	140,788
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(16,063)**	**109,736**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	30,698	(663,553)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(49,895)	773,289
25	+ DIVIDENDOS	0	0
26	+ OTROS	3,134	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**7,944**	**(21,288)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	75	22,850
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(15,305)	(54,869)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(84)	34,122
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	23,258	(23,391)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 4 AÑO: 2003

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(10.43)	%	(13.09)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(18.09)	%	(19.18)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(8.97)	%	(9.44)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR		%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(13.09)	%	(6.95)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.86	veces	0.72	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.36	veces	1.29	veces
8	ROTACION DE INVENTARIOS (**)	22.42	veces	5.20	veces
9	DIAS DE VENTAS POR COBRAR	27	dias	29	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.64	%	7.29	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	50.41	%	50.76	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.02	veces	1.03	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	62.29	%	54.11	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	60.13	%	61.67	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	(0.04)	veces	(0.05)	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.71	veces	1.42	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.57	veces	1.69	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.33	veces	1.02	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.39	veces	0.54	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	22.20	%	11.81	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	(4.78)	%	(2.72)	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	5.82	%	(1.49)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	0.21	veces	(1.07)	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	(192.66)	%	257.75	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **4** AÑO: **2003**

GRUPO MINSA, SA DE CV

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (1.41)		$ (1.64)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (1.41)		$ (1.28)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ (.35)	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 7.81		$ 8.94	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	.42	veces	.20	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	(2.34)	veces	(1.09)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

GRUPO MINSA REPORTA RESULTADOS DEL CUARTO TRIMESTRE DE 2003

Tlalnepantla, Estado de México, a 26 de febrero de 2004 - Grupo Minsa, reportó el día de hoy sus resultados al cuarto trimestre de 2003.

Entorno Macroeconómico y de la Industria

Los factores externos más importantes que están afectando el desempeño de la Industria en general son los siguientes:

El nivel de desempleo en México ha aumentado durante el año para ubicarse en 3.4% (datos obtenidos del INEGI).

Con las medidas tomadas por el gobierno, los productos relacionados con el maíz siguen perdiendo competitividad, mientras las importaciones de maíz están controladas, limitadas y gravadas con aranceles de hasta el 72%. La frontera cerrada provoca presiones alcistas sobre los precisos nacionales incrementando los costos de producción y generando niveles de inflación dentro de la cadena muy por arriba de otros productos competidores. El trigo, principal competidor del maíz, se sigue importando sin limitaciones de ningún tipo y con cero arancel, lo que durante los últimos años ha provocado la pérdida de competitividad de la cadena del maíz.

El crecimiento desordenado de la economía informal afecta gravemente a la industria legalmente establecida, adicionalmente al efecto negativo que esto representa para la inversión; la migración a la informalidad reduce de manera importante la fiscalización y por lo tanto afecta los ingresos del gobierno federal.

La Ley de Egresos del 2004 instruye al gobierno federal a instituir un Consejo Regulador para la cadena de Maíz-Tortilla, factor indispensable para detener el deterioro de la cadena en su totalidad. Sin embargo aún no se presenta ninguna iniciativa para impulsar dicho ordenamiento, el cuál resulta clave para el futuro de la Industria.

La falta de certidumbre en la definición de los precios nacionales del maíz generan serios problemas de planeación en la cadena productiva, la intervención de la SAGARPA (Secretaría de Agricultura, Ganadería Desarrollo Rural, Pesca y Alimentación) a través de ASERCA (Apoyos y Servicios a la Comercialización Agropecuaria), obliga a los compradores de maíz nacional a pagar precios por arriba de los niveles internacionales y muy por encima de la inflación.

Los acuerdos tomados por las autoridades gubernamentales y la industria, con el propósito de enriquecer y fortalecer la tortilla mediante la adición de vitaminas y minerales no han sido cumplidos por los molineros tradicionales, el gobierno no ha dado seguimiento alguno a dicho convenio, lo que hace perder la oportunidad de resolver gran parte de los problemas de nutrición de las clases más necesitadas.

Otro factor que impacta a la industria de alimentos en México, es el ingreso ilegal de alimentos al territorio nacional, el cual genera al año una evasión

fiscal de alrededor de 100 mil millones de pesos.

En los últimos meses han sido recurrentes las denuncias de los productores por presunto contrabando de azúcar, frijol, maíz, arroz, café, leche en polvo, carne y pollo, lo cual implica fuertes pérdidas para ellos y para el país. El contrabando de alimentos se observa, principalmente, en la frontera norte y el Puerto de Veracruz, donde a través de amparos concedidos por jueces, se transgreden los controles fitosanitarios, lo cual no solo pone en riesgo la salud de los consumidores sino provoca el incumplimiento en el pago de aranceles.

Discusión y Análisis de los Resultados de la Empresa

Volumen

El volumen de ventas consolidado de Grupo Minsa durante el cuarto trimestre de 2003 fue de 148,223 toneladas métricas, cifra menor en 1.8% al compararse contra la cifra registrada durante el cuarto trimestre del año anterior. Sin embargo, presentó un aumento de 1.5% respecto al tercer trimestre del 2003.

Precios

Para el cuarto trimestre de este año, el precio promedio fue de $3,675.56 pesos por tonelada métrica, aumentando en $297.20 o 8.8% en relación con el cuarto trimestre del 2002. Comparado con el tercer trimestre de 2003, el precio promedio fue menor en $7.37 pesos o 0.2%, por razones de mezcla de productos vendidos.

Ventas Netas

Las ventas netas consolidadas de la empresa para este trimestre fueron de $544.8 millones de pesos, cifra superior en $34.8 millones o 6.8% mayor a la obtenida en el cuarto trimestre del 2002; respecto al tercer trimestre del 2003 las ventas netas resultaron $7.2 millones de pesos o 1.3% mayores. El aumento se debe principalmente al incremento en el volumen explicado con anterioridad.

Costo de Ventas

El costo de ventas para el cuarto trimestre del 2003 fue de $422.2 millones de pesos, $13.1 millones o 3.2% mayor a la del cuarto trimestre de 2002 y $9.8 millones o 2.3% menor al compararlo con el tercer trimestre de 2003, esta disminución obedece en gran medida al decremento en el costo del maíz.

Gastos de Operación

Los gastos de operación durante el cuarto trimestre del 2003 se vieron afectados por $14.1 millones de pesos debido a una reclasificación de gastos,

de esta manera, en términos comparables los gastos de operación fueron de $113.1 millones de pesos, $5.6 millones o 4.7% menores a los incurridos en el cuarto trimestre del 2002, pero resultan mayores en $1.4 millones o 1.3% comparados con el tercer trimestre de 2003.

Resultado de Operación

La Empresa obtuvo una utilidad de operación de $23.6 millones de pesos durante el cuarto trimestre de este año, afectada por $14.1 millones de pesos correspondientes a ingresos no recurrentes, comparado con una pérdida de $17.8 millones de pesos el cuarto trimestre del año anterior y una pérdida de $6.1 millones de pesos durante el tercer trimestre de 2003. Esta utilidad es resultado de el desempeño de la compañía mencionado anteriormente.

El margen bruto pasó de 19.8% en el cuarto trimestre de 2002 a 19.6% en el tercer trimestre de 2003 y finalmente a 22.5% al cierre del trimestre que se reporta.

Costo Integral de Financiamiento

El costo integral de financiamiento para el período que se reporta fue de $40.9 millones de pesos, cifra $27.3 millones mayor a la reportada el cuarto trimestre de 2002 debido a que el año anterior se capitalizaron intereses de todo el ejercicio del 2002 al firmar la reestructura de la deuda. Al compararlo contra el tercer trimestre de 2003 el costo integral de financiamiento resulta $26.1 millones de pesos menor debido principalmente a que la devaluación fue de 6% durante el tercer trimestre de 2003, comparada con una devaluación de 1.4% al cierre de este trimestre. Este rubro se está viendo afectado por los ingresos no recurrentes mencionados en el párrafo anterior.

Resultado Neto

La Compañía obtuvo una pérdida neta consolidada para el cuarto trimestre de 2003 de $73.9 millones de pesos, cifra $27.8 millones favorable al compararse contra una pérdida neta de $101.7 millones en el cuarto trimestre del 2002. Esta cifra es también $2.5 millones favorable al compararla con una pérdida neta de $76.4 millones de pesos en el tercer trimestre de 2003. La variación se explica principalmente por un aumento en la utilidad de operación, por el efecto desfavorable en la fluctuación cambiaria y por una menor pérdida de posición monetaria.

Utilidad antes de Intereses, Impuestos, Depreciación y Amortización (UAFIDA)

La cifra obtenida en el período que se reporta es de $61.4 millones de pesos, $37.8 millones mayor respecto al cuarto trimestre del año 2002 y $30.1 millones mayor al compararla con el tercer trimestre de 2003. Este comportamiento se explica por los resultados operativos presentados durante el

trimestre y el año.

Situación Financiera

Los activos totales consolidados al 31 de diciembre de 2003 fueron $2,450.3 millones de pesos, $376.4 millones menor a la cifra reportada al 31 de diciembre de 2002. Este decremento se debe principalmente a una disminución en los inventarios ya que durante el año 2002 se adquirieron grandes cantidades de inventario debido a la incertidumbre en el precio del maíz, mismo que fue consumido durante el primer trimestre del 2003.

Las cuentas por cobrar se mantienen en el promedio que ha venido presentando desde hace tres trimestres, por la estricta vigilancia por parte del comité de crédito.

Los pasivos totales consolidados de la Compañía al cierre del trimestre reportado, fueron de $1,235.1 millones de pesos. La deuda total con costo se ubica en $1,017.7 millones, $19.2 menor al compararla con $1,036.9 millones del cuarto trimestre del año anterior, debido a que se realizó una amortización de capital por $4.0 millones de dólares de acuerdo al contrato de reestructura de deuda bancaria firmado en abril de 2003. El apalancamiento financiero (pasivos con costo divididos entre el capital contable) es de 0.84, la razón circulante (activo circulante dividido entre el pasivo de corto plazo) es de 1.57 veces.

El capital contable de la Compañía al 31 de diciembre de 2003 se situó en $1,215.2 millones de pesos, $176.8 millones por debajo de la cifra del cuarto trimestre de 2002.

Descripción de la Compañía

Minsa es el segundo productor más grande de harina de maíz para tortillas en México. Fundada en octubre de 1993, Minsa es propietaria de seis plantas de harina de maíz en la República Mexicana, localizadas en los Estados de México, Jalisco, Sinaloa, Veracruz, Chiapas y Coahuila; dos en los Estados Unidos de Norteamérica, localizadas en Muleshoe, Texas y Red Oak, Iowa; y una planta en Jutiapa, Guatemala.

NOTA 2 - BASES DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Los estados financieros muestran la consolidación de las cuentas de Grupo y sus subsidiarias que se mencionan en la Nota 1, después de eliminar los saldos y transacciones entre éstas.

Los estados financieros consolidados que se acompañan fueron preparados de conformidad con Principios de Contabilidad Generalmente Aceptados (PCGA); consecuentemente, están expresados en pesos constantes de poder adquisitivo del 31 de DICIEMBRE de 2002.

A continuación se resumen las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Las inversiones en valores se expresan al costo, el cual es semejante a su valor de mercado.

b. Los inventarios se valúan a su costo promedio, el cual es similar a su costo de reposición. El costo de ventas se determina originalmente por el método de costos promedio y se actualiza aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC). Los valores así determinados no exceden al valor de mercado.

c. La maquinaria y equipo de origen extranjero se actualiza considerando la devaluación del peso contra las monedas extranjeras, aplicando el factor de inflación del país de origen; los activos fijos de origen nacional se actualizan aplicando un factor de inflación derivado del INPC a su valor al inicio de año.

La depreciación se calcula por el método de línea recta con base en las vidas útiles estimadas de los activos, tanto sobre el costo de adquisición como sobre los incrementos por actualización, de acuerdo con las tasas anuales de depreciación determinadas por peritos independientes.

d. Las marcas registradas se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición, de factores derivados del INPC. La amortización se calcula por el método de línea recta en veinte años.

e. El exceso del costo sobre el valor en libros de las acciones de subsidiarias es amortizado usando el método de línea recta en veinte años.

f. Los cargos diferidos se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisisción, de factores derivados del INPC. La amortización se calcula por el método de línea recta en ocho y veinte años.

g. Las inversiones en acciones de compañías asociadas se expresan a su costo de adquisición, actualizado mediante factores derivados del INPC.

h. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su

liquidación o valuación al cierre del ejercicio se aplican a los resultados del ejercicio, o se capitalizan si son atrubuibles a construcciones en proceso.

i. Para consolidar las operaciones de Minsa Corporation y Minsa Centroamérica se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el IMCP. Bajo estas normas las subsidiarias extranjeras se consideran como entidades extranjeras independientes; consecuentemente, para la conversión de sus estados financieros, éstos son reexpresados tomando como base el el Indice General de Precios al Consumidor que refleje los cambios en el poder adquisitivo de la moneda del país en que las entidades extranjeras reportan sus operaciones, y posteriormente; a) los activos y pasivos monetarios y no monetarios se convierten al tipo de cambio de cierre a la fecha del balance general y b) las partidas de ingresos y gastos se convierten al tipo de cambio de cierre del período que se informa. Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital.

j. El capital social y el resto de los componentes de la inversión de los accionistas representan el valor de dichas partidas en términos de poder adquisitivo del 31 de DICIEMBRE de 2002, y se determinan aplicando a los valores históricos factores derivados del INPC.

m. La insuficiencia en la actualización del capital representa el Resultado por Tenencia de Activos no Monetarios (RETANM) expresado en pesos de poder adquistivo del 31 de DICIEMBRE de 2002. El RETANM representa la pérdida o utilidad en el valor actualizado de la maquinaria y equipo en moneda extranjera por debajo o por encima de la inflación medida en términos del INPC.

n. El resultado por posición monetaria representa la pérdida o utilidad por inflación, medida en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del período, expresada en pesos de poder adquisistivo del 31 de DICIEMBRE de 2002.

o. La pérdida básica por acción ordinaria está calculada de acuerdo con el Boletí B-14 "Utilidad por Acción", emitido por el IMCP. De acuerdo con éste Boletín la utilidad básica por acción ordinaria es el resulatdo de dividir la utilidad atribuible a las acciones ordinarias entre el promedio ponderado de las acciones ordinarias en circulación durante el año.

p. Para la preparación de los estados finacieros de conformidad con los PCGA, se requiere que la administración efectúe estimaciones y suposiciones que afectan los importes registrados como activos y pasivos, de las revelaciones hechas en las notas sobre los estados financieros y de los importes registrados como ingresos y gastos durante el ejercicio.

q. El tipo de cambio utilizado para el período que se reporta fue de $11.1998 pesos por dólar americano.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 4 AÑO: 2003

GRUPO MINSA, SA DE CV

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	272,596
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	334,685
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	118,989
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	339,491
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	94,309
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,050	0
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	161,750,900	99.99	161,751	133,092
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	100.00	131,041	230,644
9 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	261
10 OPERADORA MINSA	PRESTADORA DE SERVICIOS	74,070,422	99.99	74,070	24,304
11 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	35,879	100.00	47,923	31,777
12 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	35,774,033	99.99	35,774	(34,565)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				961,610	1,545,583
ASOCIADAS					
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					4,536
TOTAL					1,550,119

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: 4 AÑO: 2003

Impresión Previa
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
REFACCIONARIO/BANCOMER	31/12/2007	9.13	17,388	175,888	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/IFC	31/12/2007	4.16	0	0	0	0	0	0	0	0	30,174	0	312,196	0	0	0
REFACCIONARIO/RABOBANK	31/12/2007	4.15	0	0	0	0	0	0	0	0	29,071	0	310,161	0	0	0
REFACCIONARIO/OLDHAM	31/12/2007	4.15	0	0	0	0	0	0	0	0	7,646	0	77,380	0	0	0
REFACCIONARIO/COMERICA	31/12/2007	9.13	4,913	60,127	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCO DE EXPOR	21/07/2004	23.25	0	0	0	0	0	0	0	0	2,466	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	28/04/2006	6.75	0	0	0	0	0	0	0	0	0	83	120	0	0	0
ARRENDAMIENTO/WELLS FARGO	10/08/2004	6.75	0	0	0	0	0	0	0	0	0	59	0	0	0	0
TOTAL BANCARIOS			22,299	226,015	0	0	0	0	0	0	69,360	142	699,857	0	0	0
PROVEEDORES																
PROVEEDORES VARIOS S22			126,206	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			126,206	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCUL S26			75,099	3,134	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			75,099	3,134	0	0	0	0	0	0	0	0	0	0	0	0
			223,604	229,149	0	0	0	0	0	0	69,360	142	699,857	0	0	0

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA EL PERIODO QUE SE REPORTA FUE DE $11.1998 PESOS POR DÓLAR AMERICANO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **4** AÑO: **2003**

GRUPO MINSA, SA DE CV

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	24,637	275,929	5,783	64,774	340,703
PASIVO	3,864	45,285	2,946	32,997	78,282
	3,573		2,946	32,997	75,028
	291		0	0	3,254
SALDO NETO	20,773	230,644	2,837	31,777	262,421

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 4 AÑO: 2003
GRUPO MINSA, SA DE CV

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 CONSOLIDADO
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	549,175	1,379,815	(830,640)	0.00	3,406
FEBRERO	544,887	1,343,517	(798,629)	0.00	2,156
MARZO	521,133	1,249,627	(728,493)	0.01	4,662
ABRIL	594,327	1,213,188	(618,861)	0.00	1,052
MAYO	596,817	1,212,103	(615,286)	0.00	(1,969)
JUNIO	609,345	1,232,370	(623,025)	0.00	498
JULIO	615,472	1,244,964	(629,492)	0.00	881
AGOSTO	618,253	1,261,909	(643,656)	0.00	1,867
SEPTIEMBRE	635,392	1,324,808	(689,417)	0.01	4,068
OCTUBRE	647,280	1,335,130	(687,851)	0.00	2,476
NOVIEMBRE	649,791	1,335,539	(685,748)	0.00	5,692
DICIEMBRE	641,864	1,337,583	(695,719)	0.00	2,922
ACTUALIZACION:	0	0	0	0.00	1,052
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					28,763

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 4 AÑO: 2003

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **4** AÑO: **2003**
GRUPO MINSA, SA DE CV

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAIZ	PRODUCTORES NACIONALES	NO			64.30

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 4 AÑO: 200

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC
Impresión Previa

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ	480,123	1,671,354	479,572	1,669,436	24.50	MINSA	INDUSTRIALES DE L TOTILLA
TOTAL		1,671,354		1,669,436			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: **4** AÑO: **200**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ			100,134	437,229	EE.UU	MINSA	INDUSTRIALES DE L TORTILLA FRITUREROS
TOTAL				437,229			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA   TRIMESTRE: 4   AÑO: 2003

GRUPO MINSA, SA DE CV

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0		62,519,124		62,519,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,051,000		28,051,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
155,641,049

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Conversión de Estados Financieros en Monedas Extranjeras

Se reciben los estados financieros de Minsa Centroamérica en Quetzales y los de Minsa Corporation en Dólares

Estado de resultados
1. Se convierte a Quetzales/Usd de cierre del mes correspondiente
2. Los Quetzales/Usd de cierre se convierten a pesos por el tipo de cambio (pesos por Quetzal/Usd) de cierre
3. El efecto por conversión resultante se capitaliza
4. Se realiza el cálculo del resultado por posición monetaria y el efecto en resultados de la actualización de las depreciaciones de conformidad con el boletín B-10

Balance :
1. Se calcula su reexpresión de conformidad con el Boletín B-10 en Quetzales/Usd tomando el factor de inflación del país de origen
2. El balance en Quetzales/Usd reexpresado se convierte a Pesos de cierre multiplicándolo por el tipo de cambio de pesos por Quetzales/Usd correspondiente al cierre